EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

 (In millions except ratio)

Nine Months Ended October 2, 2004
Fixed charges:
Interest expense	$79
Estimated interest portion of rents	26
Total fixed charges	$105

Income:
Income from operations before income taxes	$352
Eliminate equity in undistributed pre-tax income of Textron Finance	24
Fixed charges	105
Adjusted income	$481

Ratio of income to fixed charges	4.58